UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

AVX CORPORATION

(Name of Subject Company)

KYOCERA CORPORATION

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

Shoichi Aoki

Kyocera Corporation

6, Takeda Tobadono-cho

Fushimi-ku, Kyoto 612-8501, Japan

Telephone: +81-75-604-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

George R. Bason, Jr.

Michael Davis

Kenneth J. Lebrun

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A	N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by Kyocera Corporation on November 27, 2019.

99.2	Outline of Q&A on the Acquisition of the Remaining Shares of AVX Corporation dated November 27, 2019.